UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: November 15, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: November 15, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Immediate Release, November 15, 2012

IBEW and Canadian Pacific reach tentative agreement

Calgary AB —The International Brotherhood of Electrical Workers (IBEW), System Council 11 and Canadian Pacific (TSX:CP) (NYSE:CP), announced today that they have reached a tentative five-year labour agreement covering approximately 450 employees who maintain and install railway signals and communications systems across Canada.

Details of the tentative agreement are being withheld pending ratification by the IBEW membership.

Brian Strong, senior general chairman for the IBEW, System Council 11, said: “The IBEW bargaining committee unanimously endorses this tentative agreement and is recommending the membership ratify it.”

Contacts:

CP	IBEW
Ed Greenberg	Brian Strong
Tel: 612-849-4717	Senior General Chairman
24/7 Media Pager: 855-242-3674	Tel: 306-421-3007
ed_greenberg@cpr.ca